SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

[✓] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transaction period from _______ to_________

COMMISSION FILE NUMBER 8-28475

A. Full title of the plan: UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UBS AG
Bahnhofstrasse 45
CH-8098, Zurich, Switzerland
and
Aeschenvorstadt 1
CH-4051 Basel, Switzerland

UBS FINANCIAL SERVICES INCORPORATED OF PUERTO RICO SAVINGS PLUS PLAN

Financial Statements and Supplemental Schedule
For the Years Ended December 31, 2011 and 2010
With Report of Independent Registered Public Accounting Firm

UBS FINANCIAL SERVICES INCORPORATED OF PUERTO RICO SAVINGS PLUS PLAN
Financial Statements
and Supplemental Schedule
December 31, 2011 and 2010

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted as not applicable or not required.

MITCHELL & TITUS

Mitchell & Titus, LLP
One Battery Park Plaza
New York, NY 10004
Tel: +1 212 709 4500
Fax: +1 212 709 4680
www.mitchelltitus.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Benefits Appeals Committee of the
UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan

We have audited the accompanying statements of net assets available for benefits of UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan (the Plan) as of December 31, 2011 and 2010 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan's management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Mitchell & Titus, LLP

June 28, 2012
New York, New York

UBS FINANCIAL SERVICES INCORPORATED OF PUERTO RICO SAVINGS PLUS PLAN

Statements of Net Assets Available for Benefits

As of December 31, 2011 and 2010

	2011	2010
ASSETS		
Investment in UBS Financial Services Inc. Master Investment Trust, at fair value	$ 32,616,581	$ 32,590,021
Loans receivable from participants	1,258,385	1,253,742
Contributions receivable		
Participant	22,116	19,295
Company, net	2,013,578	1,987,503
Total assets	35,910,660	35,850,561
LIABILITIES		
Accrued expenses	12,133	8,211
Total liabilities	12,133	8,211
Net assets reflecting investments at fair value	35,898,527	35,842,350
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	-	156,525
Net assets available for benefits	$ 35,898,527	$ 35,998,875

The accompanying notes are an integral part of these financial statements.

UBS FINANCIAL SERVICES INCORPORATED OF PUERTO RICO SAVINGS PLUS PLAN

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2011 and 2010

		2011		2010
ADDITIONS TO NET ASSETS				
Investment income from UBS Financial Services Inc. Master Investment Trust				
Interest income	$	90,695	$	122,790
Capital gain distributions and other dividends		228,405		29,668
Total investment income		319,100		152,458
Net (depreciation) appreciation in the fair value of investment in UBS Financial Services Inc. Master Investment Trust		(3,271,550)		3,150,512
Contributions				
Participants		1,754,648		1,643,403
Rollovers		258,592		47,586
Company, net		2,013,578		1,987,503
Total contributions		4,026,818		3,678,492
		1,074,368		6,981,462
DEDUCTIONS FROM NET ASSETS				
Distributions to participants		1,074,948		3,201,951
Rollovers		34,822		47,586
Administrative expenses		64,946		120,395
Total deductions from net assets		1,174,716		3,369,932
Net (decrease) increase in net assets available for benefits		(100,348)		3,611,530
Net assets available for benefits				
Beginning of year		35,998,875		32,387,345
End of year	$	35,898,527	$	35,998,875

The accompanying notes are an integral part of these financial statements.

NOTE 1 DESCRIPTION OF THE PLAN

The following description of the UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan (the Plan) provides only general information. Participants should refer to the Prospectus/Summary Plan Description for a more complete description of the provisions of the Plan and detailed definitions of several terms of the Plan.

General

The Plan is a defined contribution plan, which covers employees of UBS Financial Services Incorporated of Puerto Rico (the Company), or any of its subsidiaries or affiliates, which have adopted the Plan, and are residents of and work in Puerto Rico. The Company is a wholly owned subsidiary of UBS Financial Services Inc. (UBS Financial Services), which is a wholly owned subsidiary of UBS Americas Inc. (UBS Americas), which, in turn, is a wholly owned subsidiary of UBS AG (UBS). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

The Plan became effective January 1, 2000 and was periodically amended. Although the Plan is expected to continue indefinitely, the Company's Board of Directors can amend, suspend, or terminate the Plan at any time, provided that such action does not reduce the accrued benefits of any participant.

An employee is eligible to participate in the Plan on the first day of service performed for the Company. At December 31, 2011 and 2010, there were 429 and 435 Plan participants, respectively.

The Plan is established under the laws of Puerto Rico and is subject to Puerto Rico's contribution limits. All other features of the Plan are similar to those of the UBS Financial Services Inc. 401(k) Plus Plan (UBS 401(k)).

The Plan's assets are invested in a master trust, which also invests in mutual/collective funds, guaranteed investment contracts (GICs), the UBS Company Stock Fund (the UBS Stock Fund), short-term investments, equity securities, corporate debt securities, government securities, venture capital and partnerships, asset-backed securities, and other fixed income.

Certain accounting and other administrative services are provided by the Company and its affiliates at no charge to the Plan.

NOTE 1 DESCRIPTION OF THE PLAN *(continued)*

Master Trust

The UBS Financial Services Inc. Master Investment Trust (the Master Trust) was established on January 1, 2000 for the Plan and the UBS 401(k). Effective April 1, 2003, the Master Trust merged with the UBS Financial Services Inc. Pension Plan Trust (the Pension Plan) to create one trust consisting of the Plan, the UBS 401(k), and the Pension Plan. The investments of all three plans are all held in the Master Trust, which is administered by The Northern Trust Company (the Trustee). Use of the Master Trust permits the commingling of trust assets for investment and administrative purposes. Although assets of all three plans are commingled in the Master Trust, the Trustee maintains separate supporting records for the purpose of tracking the individual activity of the Plan/UBS 401(k) (combined) and the Pension Plan.

Participant Contributions

A participant's contributions can consist of "pre-tax contributions," which reduce the participant's taxable compensation and "after-tax contributions," which do not reduce a participant's taxable compensation, and "rollovers," which are transfers from other Puerto Rico tax qualified retirement plans.

For each Plan year, a participant is eligible to make pre-tax contributions through payroll deductions up to 85% of their eligible compensation. The dollar amount of a participant's contributions cannot exceed certain Plan and Puerto Rico Internal Revenue Code (the Code) limits. Eligible compensation is defined as 499-R-2/W-2 Puerto Rico earnings (subject to certain adjustments), not to exceed $245,000 for 2011 and 2010, as adjusted pursuant to the U.S. Code. Pre-tax contributions are limited by the Code to $10,000 for 2011 and $9,000 for 2010. As a result of Law 92 that went into effect on May 16, 2006, participants who attained age 50 on or before December 31, 2011 were limited to pre-tax contributions of $11,000 for 2011 and $10,000 for 2010. These limits will be subject to change in future years to be consistent with U.S. and Puerto Rico Code limits.

Participants are also permitted to make after-tax contributions of up to 10% of their eligible compensation provided that the maximum combined rate of a participant's pre- and after-tax contributions does not exceed 85% for 2011 and 2010. After-tax contributions may be considered in determining the Company's matching contribution.

NOTE 1 DESCRIPTION OF THE PLAN *(continued)*

Participant Contributions *(continued)*

Additionally, participants may make rollover contributions to the Plan, which are transfers from another Puerto Rico tax-qualified retirement plan. The amount rolled over will be credited to a participant's account and will be treated similar to appreciation on pre-tax contributions for Plan accounting and Puerto Rico income tax purposes.

Company Contributions

Each year, the Company uses pre- and after-tax contributions in determining the amount of the Company's matching contribution for each participant. The Company's match is calculated by multiplying each participant's pre- and after-tax contributions (up to 6% of eligible compensation) by 100% and is limited to $3,000. Company match contributions and earnings are invested according to the participant's investment elections in effect for Company contributions, which can be different or similar to their pre- and after-tax contribution elections.

The Company also provides a retirement contribution (basic profit-sharing contribution) equal to a percentage of the participant's eligible compensation based on the participant's years of service with the Company as of the beginning of the Plan year. The retirement contribution is invested according to the participant's investment election in effect for Company contributions, which can be different or similar to their pre- and after-tax contributions. If a participant's investment election is not in place, the default investment is the target year Lifecycle Funds.

The Qualified Deferred Payment (QDP) feature is a supplemental profit-sharing contribution provided to participants who satisfy certain eligibility requirements. The amount of the contribution is based on a participant's age at the beginning of the Plan year. QDP contributions and earnings are invested according to the participant's investment elections in effect for Company contributions, which can be different or similar to their pre- and after-tax contribution elections. If a participant's investment election is not in place, the same procedures as for the retirement contribution are followed.

NOTE 1 DESCRIPTION OF THE PLAN *(continued)*

Limitation on Contributions for Highly Compensated Employees (HCEs)

The Code limits the amount of pre-tax contributions that can be made to the Plan for HCEs. As a result of those limitations, the ability of an HCE to make pre-tax contributions may be restricted. To meet those limitations, the Plan may be required to refund pre-tax contributions that had previously been made by the HCEs.

Investment Options

The Investment Structure of the Plan was changed effective February 1, 2010, and investments are organized in a three-tier structure. Participants can invest their account balances and future contributions in 13 investment options, as well as, approximately 9,000 investment options offered through a Self-Directed Window. The investment tier options are described below:

1. Tier I is comprised of six target-year Lifecycle Funds. This tier is intended for participants who want minimal involvement in setting and monitoring their asset allocation. The participant chooses the year in which they expect to utilize their retirement assets and then invests in the fund that most closely matches their retirement time horizon. The fund manager chooses the asset allocation strategy and adjusts the investment mix over time. The Plan's Investment Committee monitors the Lifecycle Funds' performances.

2. Tier II is comprised of six Core Funds plus the UBS Company Stock Fund. The Core Funds cover a broad range of asset classes, with some of the funds covering a blend of investment styles (e.g., value, growth, etc.). Tier II is intended for participants who are interested in making their own asset allocation decisions. The participant sets his/her asset allocation strategy and uses Core Funds to build his/her portfolio and is also responsible for adjusting his/her asset allocation strategy and investment mix as needed over time. The Plan's Investment Committee monitors the Core Funds' performances.

3. Tier III is a Self-Directed Window offered through Hewitt Financial Services, which is comprised of approximately 9,000 mutual funds offered in more than 250 mutual fund families, including UBS Global Asset Management (U.S.) Inc. (UBS GAM). Tier III is designed for participants with a strong knowledge of the marketplace; want greater flexibility to create a more customized portfolio; and have the ability, time, and desire to research and evaluate different investment options. The Plan's Investment Committee does not review the mutual fund families or the performance of any of the mutual funds available through the Self-Directed Window.

NOTE 1 DESCRIPTION OF THE PLAN *(continued)*

Investment Options *(continued)*

The UBS mutual funds' investment advisor, administrator, and distributor is UBS GAM, a direct, wholly owned subsidiary of UBS Americas. UBS GAM earns management fees from the UBS GAM Funds offered in the Self-Directed Window and the UBS Select Money Market Fund, which is offered in one of the Core Funds. These fees were paid by the participants.

Additionally, Dwight Asset Management, a qualified professional asset manager, independently selected UBS GAM as a sub-investment manager for a portfolio of fixed income securities within the Stable Value Fund, a separately-managed account. As such, management fees from the Stable Value Fund are paid by participants invested in the Stable Value Fund including that portion of the fees related to assets managed by UBS GAM. Dwight Asset Management terminated UBS GAM as the sub-investment advisor in March 2010. Dwight Asset Management's role as a fund manager terminated May 2011.

Participant Accounts

Under the Plan, each participant has two accounts—an employee account (Employee Account) and a company account (Company Account). The two accounts are managed by the employee as a single account. Only one asset allocation can be selected and is applicable for both accounts. The participant's Employee Account reflects all contributions made by the participant in addition to income, gains, losses, withdrawals, distributions, loans, and expenses attributable to these contributions.

The participant's Company Account reflects his/her share of the Company's contributions from the Company match, the Company retirement contribution, and the QDP for each plan year and the income, gains, losses, withdrawals, distributions, and expenses attributable to these Company contributions.

Participants can make separate investment elections for their future before-tax and after-tax contributions (directed to the Employee account) and their employer contributions (directed to the Company Account).

Vesting

Participants are immediately vested in their Employee Account. A participant is fully vested in the Company match, retirement and QDP contributions and earnings thereon after either attaining three years of service, reaching age 65, becoming totally and permanently disabled, or upon death.

NOTE 1 DESCRIPTION OF THE PLAN *(continued)*

Vesting *(continued)*

Forfeited balances of terminated participants' unvested Company Accounts are used to reduce the Company's contributions to the Plan. Forfeited balances as of December 31, 2011 and 2010 of $15,867 and $17,625, respectively, were applied to Company contributions made in the following Plan year.

Distributions and Withdrawals

After-tax contributions, including any income and loss thereon, may be withdrawn by participants at any time in accordance with the provisions of the Plan. Withdrawals of pre-tax contributions or vested Company contributions are permitted, subject to certain limitations as set forth in the Code. All withdrawals or a portion thereof are subject to taxation as set forth in the Code.

Upon termination of service, a participant may elect to receive a distribution of the vested portion of their account in a lump-sum amount or in installments over a period of up to 10 years. Distributions consist of common stock or cash from the UBS Stock Fund and cash from all other funds.

Participant Loans

Participants may obtain loans from the Plan. The minimum amount that may be borrowed is $1,000 and the maximum amount is limited to the lesser of 50% of the value of participant's vested account balance, or $50,000, reduced by the participant's highest outstanding loan balance over the previous 12 months. Interest rates were 5.25% and 4.90% to 5.25% for the years ended December 31, 2011 and 2010, respectively. Repayment period for the loan depends on the type of loan. Short-term non-hardship loans and short-term hardship loans may be repaid over one to five years, while the repayment period for primary residence loans is 10 to 20 years.

Loans are payable in equal installments representing a combination of interest and principal by withholding from the participant's paychecks. The outstanding principal amount of any loan can be repaid on any business day. In the event a participant has a loan outstanding under the Plan, various limitations exist on such participant's right to receive further loans under the Plan.

NOTE 1 DESCRIPTION OF THE PLAN *(continued)*

Plan Termination

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA. In the event the Plan is wholly or partially terminated, or upon the complete discontinuance of contributions under the Plan by any entity that is a part of the Company, each participant affected shall become fully vested in their Company Account. Any unallocated assets of the Plan then held by the Trustee shall be allocated among the appropriate Company Accounts and Employee Accounts of the participants and will be distributed in such a manner as the Company may determine.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the U.S.

Reclassifications

Certain prior-year amounts in the statements of net assets available for benefits have been reclassified to conform to the current-year presentation.

New Accounting Pronouncements

In January 2010, the Financial Standards Accounting Board (FASB) issued Accounting Standards Update (ASU) 2010-06, *Fair Value Measurements and Disclosures–Improving Disclosures about Fair Value Measurements* which requires additional disclosure related to the fair value hierarchy. Entities are required to separately present information related to purchases, sales, issuances, and settlements purchases, sales, issuances, and settlements in the reconciliation of fair value measurements classified as Level 3. The disclosures related to purchases, sales, issuances, and settlements for Level 3 fair value measurements are effective for reporting periods beginning after December 15, 2010. The Plan has adopted ASU 2010-06 and the related disclosures are included in the notes to financial statements (see Note 5).

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES *(continued)*

New Accounting Pronouncements *(continued)*

In May 2011, the FASB issued ASU 2011-04, *Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs* (ASU 2011-04). ASU 2011-04 amended Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures,* to converge the fair value measurement guidance in GAAP and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures (although certain of these new disclosures will not be required for nonpublic entities). The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. The Plan's management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan's financial statements.

Payments of Benefits

Benefits to participants are recorded when paid.

Loans Receivable from Participants

Loans receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on loans receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2011 or 2010. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded

Administrative Expenses

The Plan's administrative expenses are paid by the Plan or the Company, as provided by the Plan's provisions. Administrative expenses paid by the Plan include recordkeeping, trustee, legal, audit, and investment consulting. Expenses relating to the Plan's investments (investment management fees and commissions) are charged to the specific investment fund to which the expense relates.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Investment Valuation and Income Recognition

The Plan records its investment in the Master Trust at fair value, which represents the Plan's interest in the net assets of the Master Trust.

Investments held by the Master Trust are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for a discussion of fair value measurements.

The Plan invested in synthetic investment contracts until May 2011. These investment contracts are recorded at fair value (see Note 5); however, since the contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the fully benefit-responsive investment contract represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. Net appreciation/depreciation includes the Plan's gains and losses on investments bought, sold, and held during the year.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

NOTE 3 COMPANY CONTRIBUTIONS

The Company's contributions to the Plan were as follows:

	Year Ended December 31, 2011	2010
Company match	$ 675,474	$ 653,563
Company retirement contribution	1,081,471	1,036,565
QDP	272,500	315,000
Forfeitures	(15,867)	(17,625)
Net company contributions	$ 2,013,578	$ 1,987,503

Forfeitures consist of units of the investment options forfeited in accordance with the vesting provisions of the Plan. Forfeited units are converted to cash at applicable daily closing prices. The Company's net contribution for each Plan year is made by the following September.

NOTE 4 MASTER TRUST

The Master Trust holds the investments of the Plan, UBS 401(k), and the Pension Plan. Each participating retirement plan has a divided interest in the Master Trust. As such, investment and related income and expenses are allocated to the Plan based upon its individual interests in the investments of the Master Trust. The Plan and UBS 401(k)'s participating interest in the investment funds of the Master Trust are based on account balances of the participants and their elected investment funds. The Master Trust's assets are allocated by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust. The Trustee accounts for the Pension Plan's investment income and expenses in a separate account from the Plan and UBS 401(k) (combined). (See Note 5 for a schedule of investments.)

NOTE 4 MASTER TRUST *(continued)*

The following table represents investment income earned by the Master Trust for the years ended December 31:

	2011
Plan and UBS 401(k)	
Net realized and unrealized appreciation(depreciation) of investments	
Mutual/Collective funds	$ (62,674,201)
UBS Stock Fund	(66,411,603)
	(129,085,804)
Interest, capital gain distributions and dividend income	31,718,269
Total Plan and UBS 401(k) investment income	(97,367,535)
Pension Plan	
Net realized and unrealized appreciation(depreciation) of investments	
Mutual/Collective funds	(8,173,641)
Short-term investments	(50,592)
Corporate debt securities	21,326,643
Government securities	7,551,770
Venture capital and partnerships	629,184
Asset-backed securities	1,460
	21,284,824
Interest and dividend income	22,404,731
Total Pension Plan investment income	43,689,555
Master Trust investment income	$ (53,677,980)

NOTE 4 MASTER TRUST *(continued)*

	2010
Plan and UBS 401(k)	
Net realized and unrealized appreciation (depreciation) of investments	
Mutual/Collective funds	$ 150,903,324
UBS Stock Fund	17,257,673
Equity securities	(2,211,604)
	165,949,393
Interest, capital gain distributions and dividend income	25,968,194
Total Plan and UBS 401(k) investment income	191,917,587
Pension Plan	
Net realized and unrealized appreciation (depreciation) of investments	
Mutual/Collective funds	50,983,057
Short-term investments	(292,761)
Equity securities	108,561
Corporate debt securities	14,970,317
Government securities	3,856,915
Venture capital and partnerships	1,390,246
Asset-backed securities	75,555
	71,091,890
Interest and dividend income	14,912,698
Total Pension Plan investment income	86,004,588
Master Trust investment income	$ 277,922,175

NOTE 5 FAIR VALUE MEASUREMENT

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (i.e., exit price).

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical financial instruments (Level 1) and the lowest priority to unobservable inputs (Level 3). In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. The fair value hierarchy level within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

NOTE 5 FAIR VALUE MEASUREMENT (*continued*)

Assessing the significance of a particular input to the fair value measurement in its entirety requires considerable judgment and involves considering a number of factors specific to the financial instrument.

Level 1: Inputs are quoted prices (unadjusted) in active markets for identical financial instruments that the reporting entity has the ability to access at the measurement date. An active market for the financial instrument is a market in which transactions for the financial instrument occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the financial instrument, either directly or indirectly.

Level 3: Unobservable inputs for the financial instrument.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Mutual/Collective funds, Short-term investments: Funds that are actively traded on an exchange are priced at the net asset value (NAV) of shares held by the Plan at year end. Funds that are not actively traded on an exchange are priced at NAV using inputs that corroborate the NAV with observable (i.e., ongoing redemption and/or subscription activity) market based data.

Guaranteed investment contracts (GICs): The fair value of synthetic guaranteed investment contracts equals the fair value of the underlying assets plus the fair value of the wrapper contract. The fair value of the underlying assets primarily consisting of commingled investment funds that are valued based on the NAV of shares held. The value of the wrapper contract is calculated by adjusting the current wrap contract fee less contract fee submitted with market re-bid multiplied by the contract book value, discounted using duration equivalent swap rate.

UBS stock fund, Equity securities: Actively traded securities are valued at the closing price reported on the active market on which the individual securities are traded.

NOTE 5 FAIR VALUE MEASUREMENT (*continued*)

Government Securities, Corporate Debt Securities, and Asset-Back Securities: These investments are valued daily using institutional bid evaluations. Bid evaluations are an estimated price at which a dealer would pay for a security. Corroborated indicative market observable data such as reported sales of similar securities, broker and dealer quotes, market information, including live trading levels are used when available to estimate the institutional bid evaluation. Government securities use the consensus and matrix pricing method. The inputs (quotes, spread, and data points for yield curves) to these methods can be considered to be observable market based data. Corporate debt securities use the discounted cash flows method. The inputs (issue's margin, the forward curve from the appropriate benchmark, and data points for yield scale) to these methods can be considered to be observable market based data. Asset-back securities use the consensus quote, matrix, and discounted cash flow pricing methods. The inputs (trade data, quotes, data points for various benchmark curves, prepayment speeds, credit ratings, and underlying loan or pool level data) to these methods can be considered to be observable market based data.

Venture Capital and Partnerships: These investments are valued at fair value using methods determined in good faith by General Partners of the funds. The valuation of non-public investments requires significant judgment by the General Partners. A variety of factors are reviewed and monitored to determine fair value of investments including current operating performance and future expectations of the particular investment, discounted cash flow analysis, valuations of comparable public companies, comparable acquisition values, and changes in market outlook and the third-party finance environment over time. When observable prices are not available for these securities, the General Partners use one or more valuation techniques (e.g., the market approach and/or income approach) for which sufficient and reliable data is available. Within Level 3, the use of market approach frequently consists of using comparable market transaction or other data, while the use of income approach generally consists of the net present value of estimated future cash flows, adjusted as appropriate for liquidity, credit, market, and other risk factors.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 5 FAIR VALUE MEASUREMENT *(continued)*

At December 31, 2011, the investments held by the Master Trust within the fair value hierarchy are as follows:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Plan and UBS 401(k)				
Mutual/Collective funds				
United States	$ 993,655,353	$ 460,021,452	$ -	$ 1,453,676,805
International regions	-	3,514,495	-	3,514,495
Total Mutual/Collective funds	993,655,353	463,535,947	-	1,457,191,300
Guaranteed Investment Contracts	-	162,052,278	-	162,052,278
UBS Stock Fund	166,972,619	-	-	166,972,619
Short-term investments	120,605,291	8,023,462	-	128,628,753
Total Plan and UBS 401(k) investments, at fair value	$ 1,281,233,263	$ 633,611,687	$ -	$ 1,914,844,950
Adjustment from fair value to contract value for fully benefit-responsive investment contract				6,012,369
Investment income receivable				265,460
Total Plan and UBS 401(k) net assets				$ 1,921,122,779

The Plan and UBS 401(k) percentage interests in the above asset categories are 1.69% and 98.31%, respectively. Each Plan's percentage interest in the underlying assets may vary since investments are participant directed.

NOTE 5 FAIR VALUE MEASUREMENT *(continued)*

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Pension Plan				
Mutual/Collective funds				
United States	$ -	$ 434,574,344	$ -	$ 434,574,344
Total Mutual/Collective funds	-	434,574,344	-	434,574,344
Short-term investments	-	14,595,535	-	14,595,535
Corporate debt securities				
United States	-	217,565,538	-	217,565,538
Europe	-	17,479,438	-	17,479,438
International regions	-	16,042,826	-	16,042,826
Total corporate debt securities		251,087,802	-	251,087,802
Government securities				
United States	-	30,017,649	-	30,017,649
International regions	-	3,904,976	-	3,904,976
Total government securities	-	33,922,625	-	33,922,625
Venture capital and partnerships	-	-	1,501,855	1,501,855
Total Pension Plan investments, at fair value	$ -	$ 734,180,306	$ 1,501,855	$ 735,682,161
Payable for securities purchased				(5,967,308)
Receivable for securities sold				5,940,672
Investment income receivable				3,954,579
Total Pension Plan net assets				$ 739,610,104
Master Trust				
Total Master Trust investments, at fair value	$ 1,281,233,263	$ 1,367,791,993	$ 1,501,855	$ 2,650,527,111
Adjustment from fair value to contract value for fully benefit- responsive investment contract				6,012,369
Receivable for securities sold and purchased (net) and investment income				4,193,403
Master Trust net assets				$ 2,660,732,883

NOTE 5 FAIR VALUE MEASUREMENT (*continued*)

At December 31, 2010, the investments held by the Master Trust within the fair value hierarchy are as follows:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Plan and UBS 401(k)				
Mutual/Collective funds				
United States	$ 961,299,990	$ 461,495,380	$ -	$ 1,422,795,370
International regions	-	5,453,791	-	5,453,791
Total Mutual/Collective funds	961,299,990	466,949,171	-	1,428,249,161
Guaranteed Investment Contracts	-	171,158,794	-	171,158,794
UBS Stock Fund	233,941,593	-	-	233,941,593
Short-term investments	128,368,335	15,959,195	-	144,327,530
Total Plan and UBS 401(k) investments, at fair value	$ 1,323,609,918	$ 654,067,160	$ -	$ 1,977,677,078
Adjustment from fair value to contract value for fully benefit-responsive investment contract				9,207,368
Investment income receivable				201,818
Total Plan and UBS 401(k) net assets				$ 1,987,086,264

The Plan and UBS 401(k) percentage interests in the above asset categories are 1.65% and 98.35%, respectively. Each Plan's percentage interest in the underlying assets may vary since investments are participant directed.

NOTE 5 FAIR VALUE MEASUREMENT *(continued)*

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Pension Plan				
Mutual/Collective funds				
United States	$ -	$ 451,081,952	$ -	$ 451,081,952
International regions	33,708,834	-	-	33,708,834
Total Mutual/Collective Funds	33,708,834	451,081,952	-	484,790,786
Short-term investments	-	16,002,621	-	16,002,621
Corporate debt securities				
United States	-	126,854,850	-	126,854,850
Europe	-	13,788,986	-	13,788,986
International regions	-	9,575,249	-	9,575,249
Total corporate debt securities	-	150,219,085	-	150,219,085
Government securities				
United States	-	86,415,192	-	86,415,192
Europe	-	1,266,221	-	1,266,221
International regions	-	1,008,390	-	1,008,390
Total government securities	-	88,689,803	-	88,689,803
Venture capital and partnerships	-	-	3,154,541	3,154,541
Asset-backed securities	-	967,652	-	967,652
Total Pension Plan investments, at fair value	$ 33,708,834	$ 706,961,113	$ 3,154,541	$ 743,824,488
Payable for securities purchased				(3,997,345)
Receivable for securities sold				3,892,855
Investment income receivable				3,486,936
Total Pension Plan net assets				$ 747,206,934
Master Trust				
Total Master Trust investments, at fair value	$ 1,357,318,752	$ 1,361,028,273	$ 3,154,541	$ 2,721,501,566
Adjustment from fair value to contract value for fully benefit- responsive investment contract				9,207,368
Receivable for securities sold and purchased (net) and investment income				3,584,264
Master Trust net assets				$ 2,734,293,198

NOTE 5 FAIR VALUE MEASUREMENT (*continued*)

The following is a reconciliation of the investments in which significant unobservable inputs (Level 3) were used in determining fair value measurements

	Corporate Debt Securities	Venture Capital and Partnerships	Total Master Trust Level 3 Investments
Beginning balance, as of January 1, 2010	$ 4,344,633	$ 3,927,302	$ 8,271,935
Gains/losses realized/unrealized	118,180	(772,761)	(654,581)
Purchases, issuances, and settlements	(2,104,022)	-	(2,104,022)
Transfers (Out) of Level 3	(2,358,791)	-	(2,358,791)
Ending balance, as of December 31, 2010	-	3,154,541	3,154,541
Unrealized depreciation	-	(1,652,686)	(1,652,686)
Ending balance, as of December 31, 2011	$ -	$ 1,501,855	$ 1,501,855

The unrealized depreciation is included in the net (depreciation) appreciation in the fair value of investments in UBS Financial Services, Inc. Master Investment Trust reported within the Statements of Changes in Net Assets Available for Benefits.

There were no transfers between levels in 2011.

Transfer of Level 3 Assets in 2010

Corporate bond securities of $2,358,791 were transferred out of Level 3 and into Level 2 when it was determined that the bonds were priced using the discounted cash flows method. The inputs to this method can be considered to be observable market-based data which is the criteria for Level 2. The Master Trust recognizes transfers at the end of the reporting period.

Transfer of Level 1 and Level 2 Assets in 2010

Short-term investments of $15,959,196 were transferred out of Level 1 and into Level 2. It was determined the investments were not priced daily or listed on an active market. The investments are priced at net asset value using inputs that corroborate the value with observable market based data. The Master Trust recognizes transfers at the end of the reporting period.

NOTE 6 INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

The Stable Value Portfolio (the Fund) holds investments in synthetic GICs, commingled funds, and cash and cash equivalents. This fund was eliminated as an investment option in the Plan, effective May 2011. These contracts provide for the payment of a specified rate of interest to the portfolio and for the repayment of principal when the contract matures. Contract value represents contributions to the Fund plus interest accrued less redemptions. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than 0%. The interest rates for the year ended December 31 2010 ranged from 0.50% to 0.75%, respectively. Generally, interest rates reset monthly.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include all or some of the following: (i) amendments to the Plan documents or the Plan's administration, including reduction or elimination of employer matching contributions; (ii) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions; (iii) complete or partial termination of the Plan or its merger with another plan; (iv) the failure of the Plan or the Master Trust to qualify for exemption from Federal income taxes or any required prohibited transaction exemption under ERISA; (v) unless made in accordance with the withdrawal provisions of the Plan, the withdrawal from the contract resulting from events at the direction of the Plan sponsor (employer-initiated event) such as withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan (such as a group layoff or early retirement incentive program), or the closing or sale of a subsidiary, employing unit or affiliate, the bankruptcy or insolvency of a Plan sponsor, Fund, Trustee, or investment manager (Investment Manager), the merger of the Plan with another plan, or the Plan sponsor's establishment of another tax qualified defined contribution plan; (vi) any change in law, regulation, ruling, administrative, or judicial position or accounting requirement, in any case applicable to the Plan or Fund, and (vii) the delivery of any communication to Plan participants designed to influence a participant not to invest in the Fund. Based on information provided by the Investment Manager, the Company does not believe that the occurrence of any such events that would limit the Plan's ability to transact at contract value with participants is probable.

These contracts are subject to certain restrictions or penalties in the event of early withdrawal or liquidation.

	December 31, 2010
Average yields	
Based on actual earnings	1.22%
Based on interest rate credited to participants	0.41%

NOTE 7 RISKS AND UNCERTAINTIES

The Plan invests in various investment instruments, which are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 8 RELATED-PARTY TRANSACTIONS

The Plan invests in the common stock of the Company. In addition, certain Plan investments are shares/units of mutual funds and short-term investments managed by the Trustee. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. During 2011 and 2010, the Plan did not receive any common stock dividends from the Company.

NOTE 9 PUERTO RICO INCOME TAXES

The Plan has received a favorable determination letter from the Commonwealth of Puerto Rico Department of Treasury (the Treasury) dated August 24, 2001, stating that the Plan is qualified under Sections 1165(a) and 1165(e) of the Puerto Rico Internal Revenue Code of 1994 (the Puerto Rico Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Treasury, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Puerto Rico Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and therefore, believes that the Plan, as amended, is qualified and the Master Trust is tax exempt. The Plan has not been qualified nor is intended to be qualified under sections 401(a) or 401(k) of the US Internal Revenue Code.

NOTE 9 PUERTO RICO INCOME TAXES *(continued)*

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company believes it is no longer subject to income tax examinations for years prior to 2008.

NOTE 10 RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of:

	December 31, 2011	December 31, 2010
Net assets available for benefits per the financial statements	$ 35,898,527	$ 35,998,875
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	-	(156,525)
Net assets available for benefits per the Form 5500	$ 35,898,527	$ 35,842,350

The accompanying financial statements present fully benefit-responsive investment contracts at contract value. The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value; therefore, the adjustment from contract value to fair value for fully benefit-responsive investment contracts represents a reconciling item.

NOTE 10 RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 *(continued)*

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the years ended:

	December 31, 2011	December 31, 2010
Total additions per the financial statements	$ 1,074,368	$ 6,981,462
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	156,525	88,504
Less: Administrative expense	(64,946)	(120,395)
Total income per the Form 5500	$ 1,165,947	$ 6,949,571

NOTE 11 SUBSEQUENT EVENTS

Retirement Contribution Formula Change

Effective January 1, 2012, the maximum retirement contribution provided to participants was decreased to 3.5% of eligible compensation (up to the Code compensation limit) for 15 or more years of service. The amended retirement contribution schedule is below:

Years of Service as of January 1 of the Plan Year	Percentage of Eligible Compensation up to $250,000
Less than 5 years	1.5%
5 but less than 10 years	2.0%
10 but less than 15 years	3.0%
15 or more years	3.5%

401(k) Match

Effective January 1, 2012, the firm's matching contribution formula and eligible match recipients was changed. The matching formula was changed to 75% of the first 4% of eligible employee contributions, up to a $3,000 maximum contribution. Matching contributions were eliminated for employees earning $250,000 or more during the Plan year.

SUPPLEMENTAL SCHEDULE

UBS FINANCIAL SERVICES INCORPORATED OF
PUERTO RICO SAVINGS PLUS PLAN
EIN: 13-3074649
Plan #: 003
Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)
As of December 31, 2011

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
Participant loans*	0-20 years maturity at 5.25% for 2011	$1,258,385

**Party-in-interest.*

Cost information is not required because investments are participant-directed.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Appeals Committee of the UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

UBS Financial Services, Inc.

Louis DiMaria

Louis DiMaria
Chairperson, Benefits Appeals Committee

Date: June 28, 2012

MITCHELL & TITUS

Mitchell & Titus, LLP
One Battery Park Plaza
New York, NY 10004
Tel: +1 212 709 4500
Fax: +1 212 709 4680
www.mitchelltitus.com

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-162799) pertaining to the UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan of UBS Financial Services, Inc. of Puerto Rico of our report dated June 28, 2012, with respect to the financial statements and supplemental schedule of the UBS Financial Services, Inc. of Puerto Rico Savings Plus Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2011.

Mitchell & Titus, LLP

June 28, 2012
New York, New York

Mitchell & Titus, LLP

www.mitchelltitus.com

Stock No. S144MT